		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 4
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 11, 13	Darren T. Donnelly
		Mark S. Weintraub	Neo J. Tuytel	Kevin J. MacDonald
		Don C. Sihota	R. Barry Fraser	James A. Speakman
		Kerstin R. Tapping	Ethan P. Minsky, 6, 7, 9	Brock H. Smith
		Nicole M. Byres	Peter Kenward	D. Lawrence Munn, 8
		John C. Fiddick	R. Glen Boswall	Virgil Z. Hlus, 4
		Stewart L. Muglich, 8	Samantha Ip	Jonathan L.S. Hodes, 1, 5
		Gwendoline Allison	Aaron B. Singer	L.K. Larry Yen, 10
		Peter M. Tolensky	Amy A. Mortimore	Jane Glanville
		Richard T. Weiland	Allyson L. Baker, 3	Warren G. Brazier, 4
		Veronica P. Franco	Krista Prockiw	Jeffrey F. Vicq, 15
		Brent C. Clark	Conrad Y. Nest, 10	C. Michelle Tribe
		James T. Bryce	Jonathan C. Lotz	Cam McTavish
		Lisa D. Hobman	Valerie S. Dixon	Niamh Pollak, 14
		Satinder K. Sidhu	Tasha L. Coulter	Kari Richardson
Reply Attention of Direct Tel. EMail Address Our File No.	Conrad Y. Nest 604.891.7754 cyn@cwilson.com 33763-0001 / CW2442284.2	Vikram Dhir, 1	Adam M. Dlin	Marta C. Davidson
		Rina J. Jaswal	Sarah W. Jones	Michal Jaworski
		Jun Ho Song, 4, 8, 16	Shauna K.H. Towriss	R. Brad Kielmann
		Kyle M. Wilson	Kristine P. All	Pratibha Sharma
		Angela M. Blake	Seva Batkin	David A. Hunter

Associate Counsel: Michael J. Roman

March 5, 2009	Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

EDGAR Securities and Exchange Commission 100 F Street NE Washington, DC 20549-7010 USA	Canada 1 Alberta 2 Manitoba 3 Ontario 15 Saskatchewan	United States 4 California 5 Colorado 6 District of Columbia 7 Florida 8 New York 9 Virginia 10 Washington 16 Nevada	International 11 Hong Kong 12 South Africa 13 United Kingdom 14 Ireland

Attention: John Harrington, Attorney-Adviser

Dear Sirs/Mesdames:

Re:	Smart-Tek Solutions Inc.
Preliminary Proxy Statement on Schedule 14A (the “Proxy
Statement”)
Filed March 2, 2009
File No. 000-29895

     We write in response to your letter of March 4, 2009 (the “Comment Letter”) with respect to the Proxy Statement filed by Smart-Tek Solutions Inc. (the “Company”). The following responses are numbered in a manner that corresponds with your comments as set out in the Comment Letter.

Approval to Effect a 250-for-1 Reverse Split of Shares of Common Stock, page 3

1.

We note from page five of the preliminary proxy statement that you anticipate that your stock symbol will change with the effectiveness of the reverse split. Please explain in a revised preliminary proxy statement why your stock symbol will change following the reverse split. If the company is considering, even in a generic manner, a transaction that would result in a change in your business and/or the issuance of a controlling block of shares to another entity or group, please explain the possibility of such a transaction and its potential effects.

The Company stated in the Proxy Statement that it anticipates that its stock symbol will change in connection with the reverse split because it is a requirement of the Financial Industry Regulatory Authority that the Company’s stock symbol change in connection with the reverse split.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

With respect to the comment regarding the Company’s plans to change its business, the Company has amended the Proxy Statement to include additional language on page 5 respecting the possible change in the Company’s line of business and any implications that may have for stockholders in connection with the reverse split.

We look forward to any further comments you may have in regard to the Proxy Statement or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly.

Yours truly,

CLARK WILSON LLP

Per: /s/ Conrad Y. Nest

Conrad Y. Nest

CYN/cyn

cc: Perry Law

Smart-Tek Solutions Inc.
3702 South Virginia Street
Suite G12-401
Reno, NV 89502
Telephone: 604.270.2084

March 5, 2009

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549 USA

Attention: John Harrington, Attorney-Adviser

Dear Sirs/Mesdames:

Re:	Smart-Tek Solutions Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A (the “Proxy
Statement”)
Filed March 2, 2009
File No. 000-29895

In response to your correspondence of March 4, 2009, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

SMART-TEK SOLUTIONS INC.

/s/ Perry Law
Perry Law
President, Chief Executive Officer and
Chief Financial Officer